BLUE FASHION CORP.

2780 So. Jones Blvd. #3752
 Las Vegas, Nevada 89146
Tel. (702) 605-4371
Email: director@bluefashioncorp.biz

July 19, 2013

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	BLUE FASHION CORP. Amendment No.1 to Registration Statement on Form S-1 Filed April 25, 2013 File No. 333-188119

Dear Mr. Spirgel:

Blue Fashion Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated May 16, 2013, with reference to the Company's registration statement on Form S-1 filed with the Commission on April 25, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

General

1. We note that you have a limited operating history with no history of revenues and tangible assets consisting solely of cash. Rule 405 of the Securities Act defines a “shell company” as a registrant that has “nominal operations” and “assets consisting solely of cash and cash equivalents and nominal other assets.” Based on your nominal operations and assets, it appears that you are a shell company as defined in Rule 405 of the Securities Act. Please revise your disclosure throughout your prospectus to prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Further, revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to make clear that private resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

Response:

We have revised disclosure throughout the prospectus in accordance with this comment.

Prospectus Cover Page, page 3

2. Revise your disclosure throughout your prospectus, including in your risk factor, MD&A and business disclosure, to discuss the minimum amount of financing you will need in the next 12 months to begin operations. We note your disclosure on page 14 that you will rely primarily upon loans from your principal executive officer to meet your obligations. In addition, we note your disclosure that you will still need additional funding to support your operations.

Response:

We have revised our disclosure where we discussed the minimum amount of financing we need in the next 12 month to begin operations.

Prospectus Summary, page 5

3. We note your disclosure on page 5 stating that you intend to use the net proceeds from this offering to develop your business operations. Revise your disclosure in this section and throughout the prospectus, including in your business section beginning on page 22, to clearly convey to investors the nature of your proposed business and the status of your business development. For instance, explain in greater detail how you intend to attract future models to enter into modeling agreements and how you will ultimately generate revenue pursuant to those agreements from future clients. We currently note general disclosure related to your strategy and marketing plans on pages 17 and 23. In addition, disclose what you have accomplished to date and what remains to be accomplished for you to fully develop your business and begin generating revenue.

Response:

We have revised the Registration Statement in accordance with the comments of the Commission.

The Offering, page 6

4. Revise your disclosure related to the duration of the offering to reflect all circumstances upon which the offering may be terminated. We note your disclosure on page 3 also discussing that the board of directors can decide in their best interest to terminate the offering prior to the completion of the sale of all 9 million common shares. Briefly discuss factors the board of directors may consider in deciding to terminate the offering.

Response:

We have revised this disclosure with Commission’s request.

Risk Factors, page 6

5.  Revise your disclosure to provide a risk factor that your independent auditor has issued a going concern opinion.

Response:

We have now provided this risk factor.

6.  Include a risk factor discussing the difficulty an investor may have in enforcing his or her rights against the company through litigation, or otherwise, due to the fact that the company’s operations and its principals will be located in Eastern Europe.

Response:

We have included this statement as a risk factor explaining investors a potential legal disadvantage.

Our short operating history makes our business difficult to evaluate, page 7

7.  We note your MD&A disclosure on page 15. Revise this risk factor to also discuss that your current cash balance will not be sufficient to fund your operations for the next 12 months. Discuss that your current operations are solely dependent on personal loans from your principal executive officer, in which there is no maximum amount of funds your PEO has agreed to advance or written agreement governing the loans. Finally, explain that in order to achieve your business plan goals, you will need funding from this offering. As noted in prior comment 3, discuss the minimum amount of financing you will need in the next 12 months to begin operations.

Response:

We have revised this section in accordance with Commissions comment.

Failure of third parties, that are related to our business, to provide reliable services..., page 7

8. It appears this risk factor disclosure may not be relevant to your company. Please advise or revise to provide specific disclosure explaining the products and services you will rely upon to be provided by third party suppliers.

Response:

We have revised to exclude this risk factor disclosure.

We are selling this Offering without an underwriter and may be unable to sell any shares, page 11

9. We note that your company will be based in Belgrade, Serbia and initially your business will be focused there. Discuss where Ms. Banjac intends on focusing her selling efforts and the likelihood that the market for the company’s securities will be highly illiquid for U.S. investors even if the offering is successful.

Response:

We have now stated in this section that we do not plan on focusing our selling efforts in the U.S., therefore it is likely that the company's securities will be highly illiquid for U.S. investors even if the offering is successful.

Management’s Discussion and Analysis or Plan of Operations, page 15

Plan of Operation, page 16

10.  Clarify your disclosure on page 17 to specify the amount of financing you believe will be “enough money” raised through this offering to “run your operations.” Clarify whether this specified amount of financing will be sufficient to commence operations and also sustain your operations for at least the next 12 months.

Response:

We have clarified this section accordingly.

11. We note your disclosure that upon completion of this offering, your specific goal is to “profitably sell your products.” Clarify what products you are referring to.

Response:

We have reconciled this disclosure to state that upon completion of our public offering, which may take up to 180 days, our specific goal is to try to take our business to profitability.

Liquidity and Capital Resources, page 21

12. Clarify your disclosure on page 21 stating “[T]o meet a small part our need for cash we are attempting to raise money from this offering.”

Response:

Disclosure has been revised not to include term ”small part” in the statement.

Description of Business, page 22

13. Revise your disclosure to explain your future fee arrangements with your clients. Discuss whether you will charge your clients fixed fees. In addition, discuss how you will generate revenue pursuant to the contracts entered into with your models. Describe whether the 30% commission amount pursuant to the Nina Vorkapic modeling contract will be the standard commission amount in each modeling agreement, or explain whether the commission and other terms will vary based upon the agreement.

Response:

We have revised this section to state that our clients will be charged by the day or by the hour of models engagement, or on an alternative basis as notified to the client by our company (for example, a set fee for a catwalk show). A 'day' is an 8-hour. Overtime is charged at one-and-a-half times the hourly rate. Any booking which is over 5 hours will be charged at the day rate. We don’t intend to vary fees among the clients. The 30% commission amount pursuant to the Nina Vorkapic modeling contract will be the standard commission amount in each modeling agreement.

Agreement with Ms. Nina Vorkapic, page 23

14. Please disclose the term of the “working contract” with Ms. Nina Vorkapic.

Response:

We have revised the statement to edit out term “working” in this section.

Plan of Distribution, page 28

15. Revise your disclosure to indicate that you are offering up to 9,000,000 shares of your common stock in this offering, rather than 5,000,000 common shares.

Response:

We have revised our disclosure to indicate that we are offering up to 9,000,000 shares of our common stock in this offering, rather than 5,000,000 common shares.

Anti-Takeover Law, page 29

16. Please clarify your disclosure in this section given the address of your principal executive offices and the address for your registered agent for service are located in the state of Nevada.

Response:

To respond to Commissions comment we have revised this section to remove the sentence that states, “Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do so.”

Please direct any further comments or questions you may have to us at director@bluefashioncorp.biz and to the Company’s legal counsel Mr. Thomas Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Direct Tel: (206) 522-2256
Cell: (206) 412-6868
Fax:  (206) 260-0111
E-mail: tpuzzo@msn.com

Sincerely,

/S/ Bojana Banjac
Bojana Banjac, President